

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 27, 2010

Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80003

> **Re: DC Brands International, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed July 14, 2010**
> **File No. 333-166714**

Dear Mr. Pearce:

We have reviewed your response letters filed August 10 and August 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

Risk Factors

"The loss of King Soopers as a customer would have a material adverse effect on our business.," page 3

1. We note information in your press release dated August 2, 2010 regarding the expiration of an exclusivity agreement with King Soopers for the retail sale of your products. Accordingly, please disclose the following additional information in the risk factor.
   - Disclose the existence of the agreement or understanding, written or oral; when it began and when it ended.

- Disclose whether the agreement was written or oral and the material terms agreed to regarding duration and termination.
- Disclose any understandings between the registrant and King Soopers regarding the marketing or display of the product and any purchase commitments and return policy and if so, explain the nature of these understandings or provisions.
- Disclose how the arrangement came to an end and who ended it.
- Provide an updated evaluation of your post-exclusivity relationship with King Soopers.
- Disclose notable decreases in total sales volume since exclusivity with King Soopers came to an end, if applicable.
- Disclose any additional risks that may arise as a result of the termination of the exclusive relationship with King Soopers.

Also, please provide the staff with a copy of any written agreement that the registrant and King Soopers entered into regarding the sale or distribution of the registrant's products.

Business

2. In light of your disclosure of the exclusivity arrangement with King Soopers, please reconcile your press release disclosure with the disclosure in your registration statement that you "have sold products to a variety of distributors, retail stores and health and fitness establishments, including the King Soopers grocery store chain and the Max Muscle retail health and fitness chain" and your statement that you sell indirectly to King Soopers and do not have a written agreement with King Soopers. Also, if you have any agreements with distributors in addition to any agreements you may have had with King Soopers, you should disclose the existence and material terms of those agreements and file the agreements as exhibits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3. We note your disclosure on page 11 of your registration statement that "During the quarter ended March 31, 2010, we derived $125,504 representing 86% of our revenue from sales of our Functional Water Systems. During the year ended December 31, 2009, we derived $548,382, representing 87% of our revenue from sales of our Functional Water Systems." Please update your disclosure in light of the recent developments relating to your relationship with King Soopers, indicating any known trends or effects such developments may have on your revenues and results of operations. Your disclosure should indicate the percentage of historical sales attributable to sales at King Soopers locations.

Mr. Richard Pearce
DC Brands International, Inc.
August 27, 2010
Page 3

Financial Statement for the Year Ended December 31, 2009

Note 1. Business and Significant Accounting Policies, F-6

General

4. We note your disclosure in your press release dated August 8, 2010 related to your mystery shopping retail monitoring program. Please address the following:
   - Tell us how the program specifically works including how it enables you to be the consumer of your product.
   - Tell us how you account for this program and specifically address how it impacts revenue, expense, and inventory.
   - In your revenue recognition policy you state that historically returns have not been material and are recorded when the items are returned. This program would appear to contradict your disclosure. Please advise and tell us what your returns have been for all periods presented.

Warrant Liability, page F-7

5. We acknowledge your response to comment 2. Based on the spreadsheet of the Barrier Option Model with Monte Carlo Simulation you provided in your correspondence filed on EDGAR August 10, 2010, one of your inputs is a "strike price" of $.05. The amended Form S-1 pages filed with your response on August 16, 2010 states the strike price is zero; therefore no additional funds are required to exercise the warrants. Please tell us why you are not using zero as the strike price in your model. In addition, please tell us how your revised model is computing a fair value of zero.

Warrants, page F-16

6. We acknowledge your response to comment 3. Consistent with your response, please add disclosures that the warrants issued in 2009 "were offered in an exempt private placement and were included as part of the continuous offering from April 27, 2007 until June 2010 listed in *Item 15. Recent Sales of Unregistered Securities*."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under

Mr. Richard Pearce
DC Brands International, Inc.
August 27, 2010
Page 4

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Gracin & Marlow, LLP
        The Chrysler Building
        405 Lexington Avenue, 26th Floor
        New York, NY 10174